================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -----------------------------------
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934*
                               (Amendment No. 12)
                      -----------------------------------

                            COMPANHIA DE BEBIDAS DAS
                                 AMERICAS-AMBEV
                                (Name of Issuer)

                         AMERICAN BEVERAGE COMPANY-AMBEV
                   (Translation of Issuer's Name into English)
                      -----------------------------------

                        COMMON SHARES, WITHOUT PAR VALUE

            AMERICAN DEPOSITARY SHARES, EACH OF WHICH REPRESENTS 1 (one)
                  COMMON SHARE, WITHOUT PAR VALUE, EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class or securities)

                             -----------------------
                                    20441W104
                                 (CUSIP Number)
                             -----------------------

      BENOIT LOORE               GEORGE H. WHITE            PAUL ALAIN FORIERS
ANHEUSER-BUSCH INBEV SA/NV   SULLIVAN & CROMWELL LLP         SANDRINE HIRSCH
    BROUWERIJPLEIN 1            1 NEW FETTER LANE              SIMONT BRAUN
      3000 LEUVEN                LONDON EC4A 1AN          AVENUE LOUISE 149 (20)
        BELGIUM                      ENGLAND                B-1050 BRUXELLES
  (011)(32) 16 27 68 70      (011) (44) 20 7959-8900             BELGIUM
                                                          (011) (32) 2 543 70 80

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                DECEMBER 19, 2008
                  (Date of Event to Which This Filing Relates)

================================================================================
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                         (Continued on following pages)

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
1 Names of Reporting Persons: ANHEUSER-BUSCH INBEV SA/NV (formerly InBev SA/ NV and Interbrew S.A.)
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions): OO, WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization: Kingdom of Belgium
--------------------------------------------------------------------------------
                                      7   Sole Voting Power: 0
                                      ------------------------------------------
          Number of Shares            8   Shared Voting Power: 312,782,254
            Beneficially                  COMMON SHARES (1)
Owned by Each Reporting Person with   ------------------------------------------
                                      9   Sole Dispositive Power: 0
                                      ------------------------------------------
                                      10  Shared Dispositive Power: 312,782,254
                                          COMMON SHARES (1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person: 312,782,254 COMMON SHARES (1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)  [_]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11): 90.5% (1)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions): CO
--------------------------------------------------------------------------------

         (1) On June 29, 2007, AmBev's shareholders approved a 100:1 reverse stock split (the "Stock Split") with respect to the common shares of Companhia de Bebidas das Americas - AmBev ("AmBev"). As a result, the number of AmBev common shares indicated in items (i) through (xvi) below are each one hundred times greater than the equivalent amount of shares after the Stock Split. The number includes (i) 8,253,913,258 common shares of AmBev indirectly acquired by Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) ("Anheuser-Busch InBev") as a result of the closing on August 27, 2004 of the transactions pursuant to the Contribution and Subscription Agreement; (ii) 7,866,181,882 AmBev common shares indirectly acquired by Anheuser-Busch InBev as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement; (iii) 5,349,312,173 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement with Interbrew International B.V. ("IIBV") and Ambrew S.A. (taking the places of InBev Holding Brasil S.A. ("InBev Brasil") and Empresa de Administracao e Participacoes - ECAP ("ECAP") pursuant to the Instrument of Accession) relating to the parties' AmBev common shares; (iv) 2,960,070,177 AmBev common shares indirectly acquired by Anheuser-Busch InBev as a result of the settlement of the mandatory tender offer on May 3, 2005; (v) 6,095,669,326 AmBev common shares received by Anheuser-Busch InBev pursuant to the AmBev share dividend declared on May 31, 2005; (vi) 14,506,672 AmBev common shares contributed to Ambrew on December 20, 2005 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev; (vii) minus the 39,413,782 AmBev common shares issued to the minority interest holder in ECAP as a result of ECAP's merger into InBev Brasil on June 24, 2005 and InBev Brasil's subsequent merger into AmBev on July 28, 2005 (the latter merger referred to herein as the "InBev Brasil - AmBev Merger"); (viii) 10,200,766 AmBev common shares subscribed for by IIBV on June 27, 2006 as a result of the InBev Brasil - AmBev Merger; (ix) 1,314,294 AmBev common shares subscribed for by Ambrew on June 27, 2006 as a result of the InBev Brasil - AmBev Merger; (x) 2,449,120 AmBev common shares subscribed for by the Fundacao on June 27, 2006 as a result of the InBev Brasil - AmBev Merger; (xi) 39,023,431 AmBev common shares contributed to Ambrew on December 16, 2006 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev;

(xii) 105,128,284 AmBev common shares subscribed for by IIBV on April 27, 2007 as a result of the InBev Brasil - AmBev Merger; (xiii) 13,729,054 AmBev common shares subscribed for by Ambrew on April 27, 2007 as a result of the InBev Brasil - AmBev Merger; (xiv) 26,048,010 AmBev common shares subscribed for by the Fundacao on April 27, 2007 as a result of the InBev Brasil - AmBev Merger;
(xv) 2,931,741 AmBev common shares subscribed for by IIBV on June 26, 2007 as a result of the apportionment of the unsubscribed shares offered to minority shareholders resulting from the capital increase approved by AmBev shareholders on April 27, 2007; (xvi) 382,865 AmBev common shares subscribed for by Ambrew on June 26, 2007 as a result of the apportionment of the unsubscribed shares offered to minority shareholders resulting from the capital increase approved by AmBev shareholders on April 27, 2007; (xvii) 726,408 AmBev common shares subscribed for by the Fundacao on June 26, 2007 as a result of the apportionment of the unsubscribed shares offered to minority shareholders resulting from the capital increase approved by AmBev shareholders on April 27, 2007; following the Stock Split (xviii), 291,358 AmBev common shares contributed to Ambrew on December 17, 2007 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev; (xix) 1,602,322 AmBev common shares subscribed for by IIBV on April 28, 2008 as a result of the InBev Brasil - AmBev Merger; (xx) 211,337 AmBev common shares subscribed for by Ambrew on April 28, 2008 as a result of the InBev Brasil - AmBev Merger; (xxi) 403,520 AmBev common shares subscribed for by the Fundacao on April 28, 2008 as a result of the InBev Brasil - AmBev Merger; (xxii) 164,482 AmBev common shares contributed to Ambrew on November 18, 2008 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev; and (xxiii) 3,087,500 AmBev common shares acquired by the Fundacao from March 25, 2006 through December 19, 2008 (after taking into account the Stock Split), all as more fully described below. The Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) holds 736,902,400 Anheuser-Busch InBev ordinary shares, representing approximately 46.0% of all issued and outstanding Anheuser-Busch InBev ordinary shares as of December 19, 2008. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
1 Names of Reporting Persons: STICHTING ANHEUSER-BUSCH INBEV (FORMERLY STICHTING INBEV AND STICHTING INTERBREW)
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions): AF
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization: THE NETHERLANDS
--------------------------------------------------------------------------------
                                      7   Sole Voting Power: 0
                                      ------------------------------------------
          Number of Shares            8   Shared Voting Power: 312,782,254
            Beneficially                  COMMON SHARES (1)
Owned by Each Reporting Person with   ------------------------------------------
                                      9   Sole Dispositive Power: 0
                                      ------------------------------------------
                                      10  Shared Dispositive Power: 312,782,254
                                          COMMON SHARES (1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person: 312,782,254 COMMON SHARES (1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)  [_]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11): 90.5% (1)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions): OO
--------------------------------------------------------------------------------

         (1) On June 29, 2007, AmBev's shareholders approved a 100:1 reverse stock split (the "Stock Split") with respect to the common shares of Companhia de Bebidas das Americas - AmBev ("AmBev"). As a result, the number of AmBev common shares indicated in items (i) through (xvi) below are each one hundred times greater than the equivalent amount of shares after the Stock Split. The number includes (i) 8,253,913,258 common shares of AmBev indirectly acquired by Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) ("Anheuser-Busch InBev") as a result of the closing on August 27, 2004 of the transactions pursuant to the Contribution and Subscription Agreement; (ii) 7,866,181,882 AmBev common shares indirectly acquired by Anheuser-Busch InBev as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement; (iii) 5,349,312,173 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement with Interbrew International B.V. ("IIBV") and Ambrew S.A. (taking the places of InBev Holding Brasil S.A. ("InBev Brasil") and Empresa de Administracao e Participacoes - ECAP ("ECAP") pursuant to the Instrument of Accession) relating to the parties' AmBev common shares; (iv) 2,960,070,177 AmBev common shares indirectly acquired by Anheuser-Busch InBev as a result of the settlement of the mandatory tender offer on May 3, 2005; (v) 6,095,669,326 AmBev common shares received by Anheuser-Busch InBev pursuant to the AmBev share dividend declared on May 31, 2005; (vi) 14,506,672 AmBev common shares contributed to Ambrew on December 20, 2005 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev; (vii) minus the 39,413,782 AmBev common shares issued to the minority interest holder in ECAP as a result of ECAP's merger into InBev Brasil on June 24, 2005 and InBev Brasil's subsequent merger into AmBev on July 28, 2005 (the latter merger referred to herein as the "InBev Brasil - AmBev Merger"); (viii) 10,200,766 AmBev common shares subscribed for by IIBV on June 27, 2006 as a result of the InBev Brasil - AmBev Merger; (ix) 1,314,294 AmBev common shares subscribed for by Ambrew on June 27, 2006 as a result of the InBev Brasil - AmBev Merger; (x) 2,449,120 AmBev common shares subscribed for by the Fundacao on June 27, 2006 as a result of the InBev Brasil - AmBev Merger; (xi) 39,023,431 AmBev common shares contributed to Ambrew on December 16, 2006 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev;

(xii) 105,128,284 AmBev common shares subscribed for by IIBV on April 27, 2007 as a result of the InBev Brasil - AmBev Merger; (xiii) 13,729,054 AmBev common shares subscribed for by Ambrew on April 27, 2007 as a result of the InBev Brasil - AmBev Merger; (xiv) 26,048,010 AmBev common shares subscribed for by the Fundacao on April 27, 2007 as a result of the InBev Brasil - AmBev Merger;
(xv) 2,931,741 AmBev common shares subscribed for by IIBV on June 26, 2007 as a result of the apportionment of the unsubscribed shares offered to minority shareholders resulting from the capital increase approved by AmBev shareholders on April 27, 2007; (xvi) 382,865 AmBev common shares subscribed for by Ambrew on June 26, 2007 as a result of the apportionment of the unsubscribed shares offered to minority shareholders resulting from the capital increase approved by AmBev shareholders on April 27, 2007; (xvii) 726,408 AmBev common shares subscribed for by the Fundacao on June 26, 2007 as a result of the apportionment of the unsubscribed shares offered to minority shareholders resulting from the capital increase approved by AmBev shareholders on April 27, 2007; following the Stock Split (xviii), 291,358 AmBev common shares contributed to Ambrew on December 17, 2007 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev; (xix) 1,602,322 AmBev common shares subscribed for by IIBV on April 28, 2008 as a result of the InBev Brasil - AmBev Merger; (xx) 211,337 AmBev common shares subscribed for by Ambrew on April 28, 2008 as a result of the InBev Brasil - AmBev Merger; (xxi) 403,520 AmBev common shares subscribed for by the Fundacao on April 28, 2008 as a result of the InBev Brasil - AmBev Merger; (xxii) 164,482 AmBev common shares contributed to Ambrew on November 18, 2008 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev; and (xxiii) 3,087,500 AmBev common shares acquired by the Fundacao from March 25, 2006 through December 19, 2008 (after taking into account the Stock Split), all as more fully described below. The Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) holds 736,902,400 Anheuser-Busch InBev ordinary shares, representing approximately 46.0% of all issued and outstanding Anheuser-Busch InBev ordinary shares as of December 19, 2008. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
1    Names of Reporting Persons: EUGENIE PATRI SEBASTIEN S.A.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions): AF
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization: LUXEMBOURG
--------------------------------------------------------------------------------
                                      7   Sole Voting Power: 0
                                      ------------------------------------------
          Number of Shares            8   Shared Voting Power: 312,782,254
            Beneficially                  COMMON SHARES (1)
Owned by Each Reporting Person with   ------------------------------------------
                                      9   Sole Dispositive Power: 0
                                      ------------------------------------------
                                      10  Shared Dispositive Power: 312,782,254
                                          COMMON SHARES (1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person: 312,782,254 COMMON SHARES (1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)  [_]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11): 90.5% (1)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions): CO
--------------------------------------------------------------------------------

         (1) On June 29, 2007, AmBev's shareholders approved a 100:1 reverse stock split (the "Stock Split") with respect to the common shares of Companhia de Bebidas das Americas - AmBev ("AmBev"). As a result, the number of AmBev common shares indicated in items (i) through (xvi) below are each one hundred times greater than the equivalent amount of shares after the Stock Split. The number includes (i) 8,253,913,258 common shares of AmBev indirectly acquired by Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) ("Anheuser-Busch InBev") as a result of the closing on August 27, 2004 of the transactions pursuant to the Contribution and Subscription Agreement; (ii) 7,866,181,882 AmBev common shares indirectly acquired by Anheuser-Busch InBev as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement; (iii) 5,349,312,173 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement with Interbrew International B.V. ("IIBV") and Ambrew S.A. (taking the places of InBev Holding Brasil S.A. ("InBev Brasil") and Empresa de Administracao e Participacoes - ECAP ("ECAP") pursuant to the Instrument of Accession) relating to the parties' AmBev common shares; (iv) 2,960,070,177 AmBev common shares indirectly acquired by Anheuser-Busch InBev as a result of the settlement of the mandatory tender offer on May 3, 2005; (v) 6,095,669,326 AmBev common shares received by Anheuser-Busch InBev pursuant to the AmBev share dividend declared on May 31, 2005; (vi) 14,506,672 AmBev common shares contributed to Ambrew on December 20, 2005 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev; (vii) minus the 39,413,782 AmBev common shares issued to the minority interest holder in ECAP as a result of ECAP's merger into InBev Brasil on June 24, 2005 and InBev Brasil's subsequent merger into AmBev on July 28, 2005 (the latter merger referred to herein as the "InBev Brasil - AmBev Merger"); (viii) 10,200,766 AmBev common shares subscribed for by IIBV on June 27, 2006 as a result of the InBev Brasil - AmBev Merger; (ix) 1,314,294 AmBev common shares subscribed for by Ambrew on June 27, 2006 as a result of the InBev Brasil - AmBev Merger; (x) 2,449,120 AmBev common shares subscribed for by the Fundacao on June 27, 2006 as a result of the InBev Brasil - AmBev Merger; (xi) 39,023,431 AmBev common shares contributed to Ambrew on December 16, 2006 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev;

(xii) 105,128,284 AmBev common shares subscribed for by IIBV on April 27, 2007 as a result of the InBev Brasil - AmBev Merger; (xiii) 13,729,054 AmBev common shares subscribed for by Ambrew on April 27, 2007 as a result of the InBev Brasil - AmBev Merger; (xiv) 26,048,010 AmBev common shares subscribed for by the Fundacao on April 27, 2007 as a result of the InBev Brasil - AmBev Merger;
(xv) 2,931,741 AmBev common shares subscribed for by IIBV on June 26, 2007 as a result of the apportionment of the unsubscribed shares offered to minority shareholders resulting from the capital increase approved by AmBev shareholders on April 27, 2007; (xvi) 382,865 AmBev common shares subscribed for by Ambrew on June 26, 2007 as a result of the apportionment of the unsubscribed shares offered to minority shareholders resulting from the capital increase approved by AmBev shareholders on April 27, 2007; (xvii) 726,408 AmBev common shares subscribed for by the Fundacao on June 26, 2007 as a result of the apportionment of the unsubscribed shares offered to minority shareholders resulting from the capital increase approved by AmBev shareholders on April 27, 2007; following the Stock Split (xviii), 291,358 AmBev common shares contributed to Ambrew on December 17, 2007 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev; (xix) 1,602,322 AmBev common shares subscribed for by IIBV on April 28, 2008 as a result of the InBev Brasil - AmBev Merger; (xx) 211,337 AmBev common shares subscribed for by Ambrew on April 28, 2008 as a result of the InBev Brasil - AmBev Merger; (xxi) 403,520 AmBev common shares subscribed for by the Fundacao on April 28, 2008 as a result of the InBev Brasil - AmBev Merger; (xxii) 164,482 AmBev common shares contributed to Ambrew on November 18, 2008 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev; and (xxiii) 3,087,500 AmBev common shares acquired by the Fundacao from March 25, 2006 through December 19, 2008 (after taking into account the Stock Split), all as more fully described below. The Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) holds 736,902,400 Anheuser-Busch InBev ordinary shares, representing approximately 46.0% of all issued and outstanding Anheuser-Busch InBev ordinary shares as of December 19, 2008. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

         Eugenie Patri Sebastien S.A. disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
1    Names of Reporting Persons: AMBREW S.A.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b)
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions): AF
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization: LUXEMBOURG
--------------------------------------------------------------------------------
                                      7   Sole Voting Power: 0
                                      ------------------------------------------
          Number of Shares            8   Shared Voting Power: 312,782,254
            Beneficially                  COMMON SHARES (1)
Owned by Each Reporting Person with   ------------------------------------------
                                      9   Sole Dispositive Power: 0
                                      ------------------------------------------
                                      10  Shared Dispositive Power: 312,782,254
                                          COMMON SHARES (1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person: 312,782,254 COMMON SHARES (1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)  [_]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11): 90.5% (1)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions): OO
--------------------------------------------------------------------------------

         (1) On June 29, 2007, AmBev's shareholders approved a 100:1 reverse stock split (the "Stock Split") with respect to the common shares of Companhia de Bebidas das Americas - AmBev ("AmBev"). As a result, the number of AmBev common shares indicated in items (i) through (xvi) below are each one hundred times greater than the equivalent amount of shares after the Stock Split. The number includes (i) 8,253,913,258 common shares of AmBev indirectly acquired by Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) ("Anheuser-Busch InBev") as a result of the closing on August 27, 2004 of the transactions pursuant to the Contribution and Subscription Agreement; (ii) 7,866,181,882 AmBev common shares indirectly acquired by Anheuser-Busch InBev as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement; (iii) 5,349,312,173 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement with Interbrew International B.V. ("IIBV") and Ambrew S.A. (taking the places of InBev Holding Brasil S.A. ("InBev Brasil") and Empresa de Administracao e Participacoes - ECAP ("ECAP") pursuant to the Instrument of Accession) relating to the parties' AmBev common shares; (iv) 2,960,070,177 AmBev common shares indirectly acquired by Anheuser-Busch InBev as a result of the settlement of the mandatory tender offer on May 3, 2005; (v) 6,095,669,326 AmBev common shares received by Anheuser-Busch InBev pursuant to the AmBev share dividend declared on May 31, 2005; (vi) 14,506,672 AmBev common shares contributed to Ambrew on December 20, 2005 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev; (vii) minus the 39,413,782 AmBev common shares issued to the minority interest holder in ECAP as a result of ECAP's merger into InBev Brasil on June 24, 2005 and InBev Brasil's subsequent merger into AmBev on July 28, 2005 (the latter merger referred to herein as the "InBev Brasil - AmBev Merger"); (viii) 10,200,766 AmBev common shares subscribed for by IIBV on June 27, 2006 as a result of the InBev Brasil - AmBev Merger; (ix) 1,314,294 AmBev common shares subscribed for by Ambrew on June 27, 2006 as a result of the InBev Brasil - AmBev Merger; (x) 2,449,120 AmBev common shares subscribed for by the Fundacao on June 27, 2006 as a result of the InBev Brasil - AmBev Merger; (xi) 39,023,431 AmBev common shares contributed to Ambrew on December 16, 2006 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev;

(xii) 105,128,284 AmBev common shares subscribed for by IIBV on April 27, 2007 as a result of the InBev Brasil - AmBev Merger; (xiii) 13,729,054 AmBev common shares subscribed for by Ambrew on April 27, 2007 as a result of the InBev Brasil - AmBev Merger; (xiv) 26,048,010 AmBev common shares subscribed for by the Fundacao on April 27, 2007 as a result of the InBev Brasil - AmBev Merger;
(xv) 2,931,741 AmBev common shares subscribed for by IIBV on June 26, 2007 as a result of the apportionment of the unsubscribed shares offered to minority shareholders resulting from the capital increase approved by AmBev shareholders on April 27, 2007; (xvi) 382,865 AmBev common shares subscribed for by Ambrew on June 26, 2007 as a result of the apportionment of the unsubscribed shares offered to minority shareholders resulting from the capital increase approved by AmBev shareholders on April 27, 2007; (xvii) 726,408 AmBev common shares subscribed for by the Fundacao on June 26, 2007 as a result of the apportionment of the unsubscribed shares offered to minority shareholders resulting from the capital increase approved by AmBev shareholders on April 27, 2007; following the Stock Split (xviii), 291,358 AmBev common shares contributed to Ambrew on December 17, 2007 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev; (xix) 1,602,322 AmBev common shares subscribed for by IIBV on April 28, 2008 as a result of the InBev Brasil - AmBev Merger; (xx) 211,337 AmBev common shares subscribed for by Ambrew on April 28, 2008 as a result of the InBev Brasil - AmBev Merger; (xxi) 403,520 AmBev common shares subscribed for by the Fundacao on April 28, 2008 as a result of the InBev Brasil - AmBev Merger; (xxii) 164,482 AmBev common shares contributed to Ambrew on November 18, 2008 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev; and (xxiii) 3,087,500 AmBev common shares acquired by the Fundacao from March 25, 2006 through December 19, 2008 (after taking into account the Stock Split), all as more fully described below. The Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) holds 736,902,400 Anheuser-Busch InBev ordinary shares, representing approximately 46.0% of all issued and outstanding Anheuser-Busch InBev ordinary shares as of December 19, 2008. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
1    Names of Reporting Persons: INTERBREW INTERNATIONAL B.V.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b) [X]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions): AF
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization: THE NETHERLANDS
--------------------------------------------------------------------------------
                                      7   Sole Voting Power: 0
                                      ------------------------------------------
          Number of Shares            8   Shared Voting Power: 312,782,254
            Beneficially                  COMMON SHARES (1)
Owned by Each Reporting Person with   ------------------------------------------
                                      9   Sole Dispositive Power: 0
                                      ------------------------------------------
                                      10  Shared Dispositive Power: 312,782,254
                                          COMMON SHARES (1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person: 312,782,254 COMMON SHARES (1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)  [_]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11): 90.5% (1)
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions): OO
--------------------------------------------------------------------------------

         (1) On June 29, 2007, AmBev's shareholders approved a 100:1 reverse stock split (the "Stock Split") with respect to the common shares of Companhia de Bebidas das Americas - AmBev ("AmBev"). As a result, the number of AmBev common shares indicated in items (i) through (xvi) below are each one hundred times greater than the equivalent amount of shares after the Stock Split. The number includes (i) 8,253,913,258 common shares of AmBev indirectly acquired by Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) ("Anheuser-Busch InBev") as a result of the closing on August 27, 2004 of the transactions pursuant to the Contribution and Subscription Agreement; (ii) 7,866,181,882 AmBev common shares indirectly acquired by Anheuser-Busch InBev as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement; (iii) 5,349,312,173 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement with Interbrew International B.V. ("IIBV") and Ambrew S.A. (taking the places of InBev Holding Brasil S.A. ("InBev Brasil") and Empresa de Administracao e Participacoes - ECAP ("ECAP") pursuant to the Instrument of Accession) relating to the parties' AmBev common shares; (iv) 2,960,070,177 AmBev common shares indirectly acquired by Anheuser-Busch InBev as a result of the settlement of the mandatory tender offer on May 3, 2005; (v) 6,095,669,326 AmBev common shares received by Anheuser-Busch InBev pursuant to the AmBev share dividend declared on May 31, 2005; (vi) 14,506,672 AmBev common shares contributed to Ambrew on December 20, 2005 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev; (vii) minus the 39,413,782 AmBev common shares issued to the minority interest holder in ECAP as a result of ECAP's merger into InBev Brasil on June 24, 2005 and InBev Brasil's subsequent merger into AmBev on July 28, 2005 (the latter merger referred to herein as the "InBev Brasil - AmBev Merger"); (viii) 10,200,766 AmBev common shares subscribed for by IIBV on June 27, 2006 as a result of the InBev Brasil - AmBev Merger; (ix) 1,314,294 AmBev common shares subscribed for by Ambrew on June 27, 2006 as a result of the InBev Brasil - AmBev Merger; (x) 2,449,120 AmBev common shares subscribed for by the Fundacao on June 27, 2006 as a result of the InBev Brasil - AmBev Merger; (xi) 39,023,431 AmBev common shares contributed to Ambrew on December 16, 2006 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev;

(xii) 105,128,284 AmBev common shares subscribed for by IIBV on April 27, 2007 as a result of the InBev Brasil - AmBev Merger; (xiii) 13,729,054 AmBev common shares subscribed for by Ambrew on April 27, 2007 as a result of the InBev Brasil - AmBev Merger; (xiv) 26,048,010 AmBev common shares subscribed for by the Fundacao on April 27, 2007 as a result of the InBev Brasil - AmBev Merger;
(xv) 2,931,741 AmBev common shares subscribed for by IIBV on June 26, 2007 as a result of the apportionment of the unsubscribed shares offered to minority shareholders resulting from the capital increase approved by AmBev shareholders on April 27, 2007; (xvi) 382,865 AmBev common shares subscribed for by Ambrew on June 26, 2007 as a result of the apportionment of the unsubscribed shares offered to minority shareholders resulting from the capital increase approved by AmBev shareholders on April 27, 2007; (xvii) 726,408 AmBev common shares subscribed for by the Fundacao on June 26, 2007 as a result of the apportionment of the unsubscribed shares offered to minority shareholders resulting from the capital increase approved by AmBev shareholders on April 27, 2007; following the Stock Split (xviii), 291,358 AmBev common shares contributed to Ambrew on December 17, 2007 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev; (xix) 1,602,322 AmBev common shares subscribed for by IIBV on April 28, 2008 as a result of the InBev Brasil - AmBev Merger; (xx) 211,337 AmBev common shares subscribed for by Ambrew on April 28, 2008 as a result of the InBev Brasil - AmBev Merger; (xxi) 403,520 AmBev common shares subscribed for by the Fundacao on April 28, 2008 as a result of the InBev Brasil - AmBev Merger; (xxii) 164,482 AmBev common shares contributed to Ambrew on November 18, 2008 as part of a share swap program for AmBev employees transferring to Anheuser-Busch InBev; and (xxiii) 3,087,500 AmBev common shares acquired by the Fundacao from March 25, 2006 through December 19, 2008 (after taking into account the Stock Split), all as more fully described below. The Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) holds 736,902,400 Anheuser-Busch InBev ordinary shares, representing approximately 46.0% of all issued and outstanding Anheuser-Busch InBev ordinary shares as of December 19, 2008. See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

         This Amendment No. 12 ("Amendment No. 12") amends the Schedule 13D originally filed on March 15, 2004, as amended by Amendment No. 1 thereto filed on May 27, 2004, Amendment No. 2 thereto filed on June 3, 2004, on behalf of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) ("Anheuser-Busch InBev"), the Stichting InBev (formerly Stichting Interbrew) (the "Stichting") and Eugenie Patri Sebastien S.A. (formerly Eugenie Patri Sebastien SCA) ("EPS"), Amendment No. 3 thereto filed on September 2, 2004, Amendment No. 4 thereto filed on September 10, 2004, Amendment No. 5 thereto filed on October 13, 2004, Amendment No. 6 thereto filed on February 15, 2005, Amendment No. 7 thereto filed on March 1, 2005, Amendment No. 8 thereto filed on March 28, 2005, Amendment No. 9 thereto filed on April 5, 2005, Amendment No. 10 thereto filed on June 10, 2005 on behalf of Anheuser-Busch InBev, the Stichting, EPS, Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.) ("InBev Brasil"), Ambrew S.A. (formerly Tinsel Investments S.A.) and Interbrew International B.V. ("IIBV") (Anheuser-Busch InBev, the Stichting, EPS, Ambrew S.A. and IIBV collectively referred to herein as the "Reporting Persons") and Amendment No. 11 thereto filed on April 26, 2006 on behalf of the Reporting Persons, relating to the common shares, without par value (the "AmBev Common Shares"), of Companhia de Bebidas das Americas - AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev") (the Schedule 13D, as so amended, is referred to herein as the "Schedule 13D"). AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 1 (one) AmBev Common Share. The American Depositary Shares are evidenced by American Depositary Receipts. The address of AmBev's principal executive offices is Rua Dr. Renato Paes de Barros, 1017, 4(degree) andar, 04530-001, Sao Paulo, SP, Brazil.

ITEM 2.   IDENTITY AND BACKGROUND.

         This Item 2 is hereby amended and supplemented as follows:

         The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of Anheuser-Busch InBev, IIBV, the Stichting, EPS and Ambrew and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth in Annexes A-1 through A-5 to this Amendment No. 12.

         On November 18, 2008, InBev SA/NV announced that it had completed its acquisition of Anheuser-Busch Companies, Inc. As a result of the acquisition, InBev SA/NV changed its name to Anheuser-Busch InBev SA/NV.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is amended and supplemented by adding the following:

         From March 25, 2006 through December 9, 2008, Fundacao Antonio e
Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao") acquired 2,946,900 AmBev Common Shares in open market purchases, which amount reflects the 100:1 reverse stock split approved by AmBev shareholders on June 29, 2007 described under Item 5 below. From December 9, 2008 through December 19, 2008 the Fundacao acquired 140,600 AmBev Common Shares in open market purchases, as set forth in Exhibit 2.26, which is incorporated herein by reference. The Fundacao also subscribed to 695,755 AmBev Common Shares pursuant to the merger of InBev Brasil into AmBev as described more fully under Item 5 below. The aggregate purchase price for these transactions in US Dollars was approximately $194,065,723. The source of funding for the purchases of AmBev Common Shares was the general working capital of the Fundacao and the amounts received as a result of the sale of AmBev preferred shares through the Individual Investment Program and the Second Individual Investment Program, as defined below.

         From March 25, 2006 through December 19, 2008, IIBV subscribed to 2,784,929 AmBev Common Shares pursuant to the merger of InBev Brasil into AmBev as described under Item 5 below. The total amount of consideration paid for such shares in US Dollars was approximately $160,560,601. The acquisition of the AmBev Common Shares was either paid up with the tax benefit that was realized by AmBev as a result of the merger of InBev Brasil into AmBev, as described under
Item 5 below, or with the general working capital of IIBV.

         Exhibit 2.27 hereto sets forth all transactions with respect to AmBev Common Shares effected by IIBV from March 25, 2006 through December 19, 2008, and is incorporated herein by reference.

         From March 25, 2006 through December 19, 2008, Ambrew subscribed to 365,599 AmBev Common Shares pursuant to the merger of InBev Brasil into AmBev as described under Item 5 below. In addition, Ambrew received 846,074 AmBev Common Shares which were contributed by former AmBev employees who had been transferred to Anheuser-Busch InBev as part of an employee share swap program, as described under Item 5 below. The total amount of consideration paid for such shares in US Dollars was approximately $21,099,693. The acquisition of the AmBev Common Shares was either paid up with the tax benefit that was realized by AmBev as a result of the merger of InBev Brasil into AmBev, as described under Item 5 below, or with the general working capital of Ambrew.

         Exhibit 2.28 hereto sets forth all transactions with respect to AmBev Common Shares effected by Ambrew from March 25, 2006 through December 19, 2008 and is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

         Prior to November 17, 2006, the Fundacao acquired 171,230,000 AmBev Common Shares for general investment purposes through regular market transactions in accordance with the Individual Investment Program.

         On July 4, 2007, the Fundacao acquired 89 AmBev Common Shares for general investment purposes through a regular market transaction.

         After September 17, 2007, the Fundacao acquired 1,375,200 AmBev Common Shares for general investment purposes through regular market transactions in accordance with a new individual investment program (the "Second Individual Investment Program") based on the "Manual of Disclosure and Use of Information and Policy of Negotiation of Securities Issued By Companhia de Bebidas das Americas -- AmBev". A translation of the Second Individual Investment Program is attached as Exhibit 2.29 hereto and is incorporated herein by reference.

         Consistent with the Second Individual Investment Program, the Fundacao plans to continue to acquire up to an additional Brazilian Reais $200 million worth of AmBev Common Shares from time to time prior to September 17, 2010, the expiration date of the Second Individual Investment Program, through regular market transactions or otherwise.

         The Fundacao may change the Second Individual Investment Program to acquire more than Brazilian Reais $200 million worth of AmBev Common Shares, fewer than Brazilian Reais $200 million worth of AmBev Common Shares or no additional AmBev Common Shares. Following the completion of the Second Individual Investment Program, the Fundacao may acquire additional AmBev Common Shares or enter into other Individual Investment Programs.

         In addition, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding AmBev or any of AmBev's securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.

         For information regarding the purpose of transactions relating to the merger of InBev Brasil into AmBev, reference is made to Item 5 which is incorporated by reference herein.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

         This Item 5 is hereby amended and supplemented as follows:

         (a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

         (b) Rows (7) through (10) of the cover pages to this Schedule 13D are hereby incorporated by reference.

         (c) From March 25, 2006 through December 19, 2008, the Fundacao acquired 3,783,255 AmBev Common Shares in open market purchases or pursuant to the InBev Brasil - AmBev Merger, as described below.

         On December 15, 2006, former AmBev employees who had been transferred to Anheuser-Busch InBev contributed 39,023,431 AmBev Common Shares and 165,013,227 AmBev preferred shares to Ambrew in exchange for 358,749 shares of Ambrew which were exchanged for 2,064,424 ordinary shares of Anheuser-Busch InBev on December 18, 2006 as part of an employee share swap program.

         On December 17, 2007, former AmBev employees who had been transferred to Anheuser-Busch InBev contributed 291,358 AmBev Common Shares and 1,559,269 AmBev preferred shares to Ambrew in exchange for 351,516 shares of Ambrew which were exchanged for 1,756,003 ordinary shares of Anheuser-Busch InBev on December 18, 2007 as part of an employee share swap program.

         On November 18, 2008, former AmBev employees who had been transferred to Anheuser-Busch InBev contributed 164,482 AmBev Common Shares and

745,405 AmBev preferred shares to Ambrew in exchange for 189,550 shares of Ambrew which were exchanged for 932,889 ordinary shares of Anheuser-Busch InBev on November 18, 2008 as part of an employee share swap program.

         On July 28, 2005, InBev Brasil was merged into AmBev pursuant to the terms and conditions of a merger protocol entered into between AmBev, InBev Brasil and Anheuser-Busch InBev (the "InBev Brasil - AmBev Merger"). The AmBev Common Shares owned by InBev Brasil on that date were cancelled and AmBev issued the same number of new AmBev Common Shares directly to InBev Brasil's shareholders in exchange for their respective equity interests in InBev Brasil. Pursuant to the terms of the merger protocol, AmBev Common Shares are issuable as a result of the capitalization by Anheuser-Busch InBev of the tax benefit that could be realized by AmBev in connection with the amortization of the goodwill transferred to Ambev as a result of the merger. Such goodwill will be amortized over the ten years following the merger, in accordance with Instruction 319/99 of Comissao de Valores Mobiliarios (the Securities and Exchange Commission of Brazil).

         As a result of this amortization resulting from the InBev Brasil - AmBev Merger, 10,200,766 AmBev common shares were subscribed for by IIBV on June 27, 2006; 1,314,294 AmBev common shares were subscribed for by Ambrew on June 27, 2006; 2,449,120 AmBev common shares were subscribed for by the Fundacao on June 27, 2006, exercising its preemptive rights; 105,128,284 AmBev common shares were subscribed for by IIBV on April 27, 2007; 13,729,054 AmBev common shares were subscribed for by Ambrew on April 27, 2007; 26,048,010 AmBev common shares were subscribed for by the Fundacao on April 27, 2007, exercising its preemptive rights; 1,602,322 AmBev common shares were subscribed for by IIBV on April 28, 2008; 211,337 AmBev common shares were subscribed for by Ambrew on April 28, 2008; and 403,520 AmBev common shares were subscribed for by the Fundacao on April 28, 2008, exercising its preemptive rights. As a result of the apportionment of the unsubscribed shares by minority shareholders resulting from the capital increase approved by AmBev shareholders on April 27, 2007, 2,931,741 AmBev common shares were subscribed for by IIBV on June 26, 2007, 382,865 AmBev common shares were subscribed for by Ambrew on June 26, 2007, and 726,408 AmBev common shares were subscribed for by the Fundacao on June 26, 2007.

         At the extraordinary general meeting of AmBev held on June 29, 2007, AmBev's shareholders approved a reverse split of its shares in the proportion of 100 existing shares to one new share.

         For further information, reference is made to Item 3 of this Amendment No. 12 which is incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by the following:

         On November 23, 2008, Anheuser-Busch InBev launched a rights offering (the "Offering") consisting of 986,109,272 new Anheuser-Busch InBev shares ("Shares") on the basis of eight (8) new Shares for every five (5) outstanding Shares. The Offering was completed on December 16, 2008.

         In order to facilitate their participation in the Offering, on November 14, 2008, EPS, BRC, Rayvax Societe d'Investissement NV/SA and the Stichting entered into an amended and restated amendment ("Amendment

No. 1") to the shareholders agreement originally entered into on March 2, 2004 by them in connection with the combination of Interbrew with AmBev (the "Anheuser-Busch InBev Shareholders Agreement", formerly referred to as the "Interbrew Shareholders Agreement"). On December 19, 2008, the parties to the Anheuser-Busch InBev Shareholders Agreement entered into a First Addendum to the Amendment No. 1 (the "First Addendum"). Under Amendment No. 1 and the First Addendum, EPS agreed to (together with its affiliates) invest at least approximately EUR 1.3 billion, and BRC agreed to invest at least approximately EUR 1.5 billion, in each case together with any additional funds raised in a "cash neutral" transaction in order to maximize the exercise of rights attributable to the Shares it currently holds directly or through the Stichting.

         By exception to the rule that the Stichting may not transfer certificated Shares for the duration of the Anheuser-Busch InBev Shareholders Agreement, Amendment No. 1 allowed each of EPS and BRC to finance its participation in the Offering by withdrawing all or a portion of its Shares held through the Stichting and either pledging those Shares to a lender pursuant to a financing arrangement or selling those Shares pursuant to a private placement in order to subscribe for additional Shares in the Offering. All Shares so pledged must be transferred to the Stichting and certificated once the pledge has been granted or the sale completed. In addition, in the First Addendum, EPS and BRC each agreed to transfer 268,851,200 Shares to the Stichting, as a result of which they will each hold the same aggregate number of Shares through the Stichting.

         Amendment No. 1 permits EPS and BRC to sell from time to time, subject to certain limitations, a portion of its Shares held through the Stichting in order to reimburse funds under the relevant financing arrangement or a refinancing thereof. EPS and BRC are not allowed to voluntarily withdraw Shares from the Stichting for this purpose if and to the extent that as a result of such sale the relevant party would hold less than 15% of the Shares outstanding at such time through the Stichting.

         In the event BRC or EPS withdraws Shares from the Stichting, pursuant to an event of default or to reimburse funds under a financing arrangement, Amendment No. 1 allows the other party to make a corresponding withdrawal.

         Prior to the occurrence of an event of default, if any, under the relevant financing arrangements, all voting rights attributable to pledged Shares shall remain with the Stichting whereas economic rights attributable to pledged Shares shall remain with EPS and BRC.

         Amendment No. 1 to the Anheuser-Busch InBev Shareholders Agreement is attached as Exhibit 2.24 to this Schedule 13D and is hereby incorporated by reference herein and this Item 6 is qualified in its entirety by reference thereto.

         The First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement is attached as Exhibit 2.25 to this
Schedule 13D and is hereby incorporated by reference herein, and this Item 6 is qualified in its entirety by reference thereto.

         As of December 19, 2008, as a result of the Offering and the transactions contemplated by Amendment No. 1 and the First Addendum, the Stichting holds 736,902,400 Shares.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description
-----------    -----------

2.1 Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.2 Incorporacao Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.3 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.4 Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.5 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.6 Shareholders Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann,
               Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco S.A. and ECAP).

2.7 First Amendment to the AmBev Shareholders Agreement (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

Exhibit No.    Description
-----------    -----------

2.8            Form of Amended InBev By-laws (English translation).
               (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.9 Form of Amended Stichting By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.10 Form of Amended Stichting Conditions of Administration (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.11 Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.12           Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
               Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.13 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.14 Shareholders Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004).

Exhibit No.    Description
-----------    -----------

2.15 Press Release, dated September 2, 2004 (Incorporated by reference to the Amendment No. 4 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 10, 2004).

2.16 Press Release, dated October 12, 2004 (Incorporated by reference to the Amendment No. 5 to the Schedule 13D relating to AmBev filed by the Reporting Persons on October 13, 2004).

2.17           Edital (Invitation to Bid), dated February 14, 2005.
               (Incorporated by reference to the Amendment No. 6 to the Schedule 13D relating to AmBev filed by the Reporting Persons on February 15, 2005)

2.18 Letter of Transmittal and cover letter, dated February 28, 2005 (Incorporated by reference to the Amendment No. 7 to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 1, 2005).

2.19 Press Release, dated March 23, 2005 (Incorporated by reference to Amendment No. 8 to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 28, 2005).

2.20 Press Release, dated March 31, 2005 (Incorporated by reference to Amendment No. 9 to the Schedule 13D relating to AmBev filed by the Reporting Person on April 5, 2005).

2.21 Instrument of Accession, dated July 28, 2005, to the AmBev Shareholders Agreement (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to AmBev filed by the Reporting Persons on April 26, 2006).

2.22 List of Common Shares acquired by the Fundacao from June 17, 2004 through March 24, 2006 (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to AmBev filed by the Reporting Persons on April 26, 2006).

2.23 Individual Investment Program of the Fundacao (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to AmBev filed by the Reporting Persons on April 26, 2006).

Exhibit No.    Description
-----------    -----------

2.24 Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement.

2.25 First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement.

2.26 List of Common Shares acquired by the Fundacao from December 9, 2008 through December 19, 2008.

2.27 List of Common Shares acquired by IIBV from March 25, 2006 through December 19, 2008.

2.28 List of Common Shares acquired by Ambrew from March 25, 2006 through December 19, 2008.

2.29           Second Individual Investment Program of the Fundacao.


                                    ANNEX A-1

                         EXECUTIVE OFFICERS AND DIRECTORS OF ANHEUSER-BUSCH INBEV

------------------------------------------------------------------------------------------------------------
                                                                                              BENEFICIAL
                                                                    PRESENT PRINCIPAL        OWNERSHIP OF
       NAME          CITIZENSHIP         BUSINESS ADDRESS               OCCUPATION           AMBEV COMMON
                                                                      OR EMPLOYMENT             SHARES
------------------------------------------------------------------------------------------------------------
Jorge Paulo Lemann  Brazil          Rebhalde 35, Jona,          Director of BRC,            312,641,657(1)
                                    Switzerland                 Anheuser-Busch InBev, the
                                                                Stichting and Alternate
                                                                Director of AmBev
------------------------------------------------------------------------------------------------------------
Carlos Alberto da    Brazil         Redingstrasse 4, 3rd Flr,   Director of BRC,            312,641,657(1)
Veiga Sicupira                      CH - 9000, St. Gallen,      Anheuser-Busch InBev, the
                                    Switzerland                 Stichting and AmBev
------------------------------------------------------------------------------------------------------------
Marcel Herrmann      Brazil         Redingstrasse 4, 4th Flr,   Director of BRC,            312,692,257(1)
Telles                              CH - 9000, St. Gallen,      Anheuser-Busch InBev, the
                                    Switzerland                 Stichting and AmBev
------------------------------------------------------------------------------------------------------------
Roberto Moses        Brazil         600 Third Avenue, 37th      Director of BRC, the               1
Thompson Motta                      floor, New York, NY 10016,  Stichting and
                                    USA                         Anheuser-Busch InBev;
                                                                Alternate Director of
                                                                AmBev; member of the
                                                                Board of Directors of QIB
------------------------------------------------------------------------------------------------------------
Mark Winkelman      Netherlands     Brouwerijplein 1, 3000      Operating Partner, J.C.          None
                                    Leuven, Belgium             Flowers & Co LLC
------------------------------------------------------------------------------------------------------------
Peter Harf          Germany         Brouwerijplein 1, 3000      Chairman and Chief               None
                                    Leuven, Belgium             Executive Officer of Joh.
                                                                A. Benckiser SE
------------------------------------------------------------------------------------------------------------
Arnoud de Pret      Belgium         Brouwerijplein 1, 3000      Director of                      None
Roose de Calesberg                  Leuven, Belgium             Anheuser-Busch InBev, the
                                                                Stichting and EPS;
                                                                Financial Consultant of
                                                                Multifin
------------------------------------------------------------------------------------------------------------
Jean-Luc Dehaene    Belgium         Brouwerijplein 1, 3000      Member of European               None
                                    Leuven, Belgium             Parliament
------------------------------------------------------------------------------------------------------------
Kees J. Storm       Netherlands     Brouwerijplein 1, 3000      Retired                          None
                                    Leuven, Belgium
------------------------------------------------------------------------------------------------------------
Alexandre Van       Belgium         Brouwerijplein 1, 3000      Director of                      None
Damme                               Leuven, Belgium             Anheuser-Busch InBev, the
                                                                Stichting and EPS
------------------------------------------------------------------------------------------------------------
Stefan              Belgium         Brouwerijplein 1, 3000      Chairman of EPS, Director        None
Descheemaeker                       Leuven, Belgium             of Anheuser-Busch InBev
                                                                and the Stichting
------------------------------------------------------------------------------------------------------------

         (1) Messrs. Lemann, Sicupira and Telles report that they hold sole voting and dispositive power over 1, 1 and 50,601 AmBev Common Shares, respectively, and share voting and dispositive power over 312,641,656 AmBev Common Shares. Messrs. Lemann, Sicupira and Telles report their beneficial ownership of AmBev Common Shares on a separately filed Schedule 13D.

------------------------------------------------------------------------------------------------------------
                                                                                              BENEFICIAL
                                                                    PRESENT PRINCIPAL        OWNERSHIP OF
       NAME          CITIZENSHIP         BUSINESS ADDRESS               OCCUPATION           AMBEV COMMON
                                                                      OR EMPLOYMENT             SHARES
------------------------------------------------------------------------------------------------------------
Gregoire de         Belgium         Brouwerijplein 1, 3000      Director of                      None
Spoelberch                          Leuven, Belgium             Anheuser-Busch InBev, the
                                                                Stichting and EPS; CEO of
                                                                GDS Consult SA
------------------------------------------------------------------------------------------------------------
August Busch IV     United States   One Busch Place,            Director of                      None
                                    St. Louis, MO 63118, USA    Anheuser-Busch InBev
------------------------------------------------------------------------------------------------------------
Carlos Alves Brito  Brazil          Brouwerijplein 1, 3000      Chief Executive Officer           119
                                    Leuven, Belgium             of Anheuser-Busch InBev and
                                                                Co-Chairman of the Board of
                                                                Directors of AmBev
------------------------------------------------------------------------------------------------------------
Luis Felipe         Brazil          Brouwerijplein 1, 3000      Chief Finance Officer of          124
Pedreira Dutra                      Leuven, Belgium             Anheuser-Busch InBev
Leite                                                           and Director of AmBev
------------------------------------------------------------------------------------------------------------
Claudio Braz Ferro  Brazil          Brouwerijplein 1, 3000      Chief Supply Officer of          8,676
                                    Leuven, Belgium             Anheuser-Busch InBev
------------------------------------------------------------------------------------------------------------
Chris Burggraeve    Belgium         Brouwerijplein 1, 3000      Chief Marketing Officer          None
                                    Leuven, Belgium             of Anheuser-Busch InBev
------------------------------------------------------------------------------------------------------------
Sabine Chalmers     Germany         Brouwerijplein 1, 3000      Chief Legal and Corporate        None
                                    Leuven, Belgium             Affairs Officer of
                                                                Anheuser-Busch InBev
------------------------------------------------------------------------------------------------------------
Claudio Garcia      Brazil          Brouwerijplein 1, 3000      Chief People and                29,209
                                    Leuven, Belgium             Technology Officer of
                                                                Anheuser-Busch InBev
------------------------------------------------------------------------------------------------------------
Johan M.J.J. Van    Belgium         Brouwerijplein 1, 3000      Chief Sales Officer of           None
Biesbroeck                          Leuven, Belgium             Anheuser-Busch InBev
------------------------------------------------------------------------------------------------------------
Alain Beyens        Belgium         Brouwerijplein 1, 3000      Zone President Western           None
                                    Leuven, Belgium             Europe of Anheuser-Busch
                                                                InBev
------------------------------------------------------------------------------------------------------------
Miguel Nuno da      Portuguese      Brouwerijplein 1, 3000      Zone President Asia              None
Mata Patricio                       Leuven, Belgium             Pacific of Anheuser-Busch
                                                                InBev
------------------------------------------------------------------------------------------------------------
Francisco de Sa     Brazil          Brouwerijplein 1, 3000      Zone President Central &         5,000
Neto                                Leuven, Belgium             Eastern Europe of
                                                                Anheuser-Busch InBev
------------------------------------------------------------------------------------------------------------

                                    ANNEX A-2

                    EXECUTIVE OFFICERS AND DIRECTORS OF IIBV

---------------------------------------------------------------------------------------------------------
                                                                                 PRESENT PRINCIPAL
         NAME            CITIZENSHIP            BUSINESS ADDRESS                     OCCUPATION
                                                                                   OR EMPLOYMENT
---------------------------------------------------------------------------------------------------------
Gert Boulange           Belgium        Brouwerijplein 1, 3000 Leuven,       Tax Manager for
                                       Belgium                              Anheuser-Busch InBev
---------------------------------------------------------------------------------------------------------
Peter Jules Lucia Suy   Belgium        Brouwerijplein 1, 3000 Leuven,       Director, Finance Services
                                       Belgium                              for Anheuser-Busch InBev
---------------------------------------------------------------------------------------------------------
Johannes Henricus       Netherlands    Ceresstraat 1, 4811 CA Breda, the    Director and Financial
Maria van Erve                         Netherlands                          Manager for IIBV
---------------------------------------------------------------------------------------------------------
Ivar Oosterveld         Netherlands    Ceresstraat 1, 4811 CA Breda, the    Legal Advisor to IIBV
                                       Netherlands
---------------------------------------------------------------------------------------------------------
Jeroen Heerkens         Netherlands    Ceresstraat 1, 4811 CA Breda, the    Legal Director of IIBV
                                       Netherlands
---------------------------------------------------------------------------------------------------------


                                    ANNEX A-3

                             DIRECTORS OF STICHTING

---------------------------------------------------------------------------------------------------------
                                                                                 PRESENT PRINCIPAL
         NAME            CITIZENSHIP            BUSINESS ADDRESS                     OCCUPATION
                                                                                    OR EMPLOYMENT
---------------------------------------------------------------------------------------------------------
Jorge Paulo Lemann      Brazil         Rebhalde 35, Jona,                   Director of BRC,
                                       Switzerland                          Anheuser-Busch InBev, the
                                                                            Stichting and Alternate
                                                                            Director of AmBev
---------------------------------------------------------------------------------------------------------
Carlos Alberto da       Brazil         Redingstrasse 4, 3rd Flr,            Director of BRC,
Veiga Sicupira                         CH - 9000, St. Gallen,               Anheuser-Busch InBev, the
                                       Switzerland                          Stichting and AmBev
---------------------------------------------------------------------------------------------------------
Marcel Herrmann Telles  Brazil         Redingstrasse 4, 4th Flr,            Director of BRC,
                                       CH - 9000, St. Gallen,               Anheuser-Busch InBev, the
                                       Switzerland                          Stichting and AmBev
---------------------------------------------------------------------------------------------------------
Roberto Moses           Brazil         600 Third Avenue, 37th               Director of BRC, the
Thompson Motta                         floor, New York, NY 10016,           Stichting and
                                       USA                                  Anheuser-Busch InBev;
                                                                            Alternate Director
                                                                            of AmBev; member of the
                                                                            Board of Directors of QIB
---------------------------------------------------------------------------------------------------------
Arnoud de Pret Roose    Belgium        Brouwerijplein 1, 3000 Leuven,       Director of Anheuser-Busch
de Calesberg                           Belgium                              InBev, the Stichting and
                                                                            EPS; Financial Consultant
                                                                            of Multifin
---------------------------------------------------------------------------------------------------------
Alexandre Van Damme     Belgium        Brouwerijplein 1, 3000 Leuven,       Director of Anheuser-Busch
                                       Belgium                              InBev, the Stichting and EPS
---------------------------------------------------------------------------------------------------------
Gregoire de Spoelberch  Belgium        Brouwerijplein 1, 3000 Leuven,       Director of Anheuser-Busch
                                       Belgium                              InBev, the Stichting and
                                                                            EPS; CEO of GDS Consult SA
---------------------------------------------------------------------------------------------------------
Stefan Descheemaeker    Belgium        Brouwerijplein 1, 3000 Leuven,       Chairman of EPS, Director
                                       Belgium                              of Anheuser-Busch InBev and
                                                                            the Stichting
---------------------------------------------------------------------------------------------------------

                                    ANNEX A-4

                                DIRECTORS OF EPS

---------------------------------------------------------------------------------------------------------
                                                                                 PRESENT PRINCIPAL
         NAME            CITIZENSHIP            BUSINESS ADDRESS                     OCCUPATION
                                                                                    OR EMPLOYMENT
---------------------------------------------------------------------------------------------------------
Frederic de Mevius      Belgium        c/o Eugenie Patri Sebastien S.A.,    Managing Director of
                                       5, rue Guillaume Kroll, L-1882       Verlinvest, Director of EPS
                                       Luxembourg
---------------------------------------------------------------------------------------------------------
Arnoud de Pret Roose    Belgium        c/o Eugenie Patri Sebastien S.A.,    Director of Anheuser-Busch
de Calesberg                           5, rue Guillaume Kroll, L-1882       InBev, the Stichting and
                                       Luxembourg                           EPS; Financial Consultant
                                                                            of Multifin
---------------------------------------------------------------------------------------------------------
Philippe de Spoelberch  Belgium        c/o Eugenie Patri Sebastien S.A.,    Director of EPS
                                       5, rue Guillaume Kroll, L-1882
                                       Luxembourg
---------------------------------------------------------------------------------------------------------
Gregoire de Spoelberch  Belgium        c/o Eugenie Patri Sebastien S.A.,    Director of Anheuser-Busch
                                       5, rue Guillaume Kroll, L-1882       InBev, the Stichting and
                                       Luxembourg                           EPS; CEO of GDS Consult SA
---------------------------------------------------------------------------------------------------------
Alexandre Van Damme     Belgium        c/o Eugenie Patri Sebastien S.A.,    Director of Anheuser-Busch
                                       5, rue Guillaume Kroll, L-1882       InBev, the Stichting and EPS
                                       Luxembourg
---------------------------------------------------------------------------------------------------------
Comtesse Edwine van     Belgium        c/o Eugenie Patri Sebastien S.A.,    Director of EPS
der Straten Ponthoz                    5, rue Guillaume Kroll, L-1882
                                       Luxembourg
---------------------------------------------------------------------------------------------------------
Pascal Minne            Belgium        Place Sainte-Gudule 19, B-1000       Managing Director of
                                       Brussels, Belgium                    Petercam, Director of EPS
---------------------------------------------------------------------------------------------------------
Bernard Boon Falleur    Belgium        c/o Eugenie Patri Sebastien S.A.,    Managing Director of S.A.
                                       5, rue Guillaume Kroll, L-1882       Merewa Holding Company,
                                       Luxembourg                           Director of EPS
---------------------------------------------------------------------------------------------------------
Paul Cornet De          Belgium        c/o Eugenie Patri Sebastien S.A.,    Director of EPS
Ways-Ruart                             5, rue Guillaume Kroll, L-1882
                                       Luxembourg
---------------------------------------------------------------------------------------------------------
Stefan Descheemaeker    Belgium        c/o Eugenie Patri Sebastien S.A.,    Chairman of EPS, Director
                                       5, rue Guillaume Kroll, L-1882       of Anheuser-Busch InBev and
                                       Luxembourg                           the Stichting
---------------------------------------------------------------------------------------------------------


                                    ANNEX A-5

                               DIRECTORS OF AMBREW

---------------------------------------------------------------------------------------------------------
                                                                                 PRESENT PRINCIPAL
         NAME            CITIZENSHIP            BUSINESS ADDRESS                     OCCUPATION
                                                                                    OR EMPLOYMENT
---------------------------------------------------------------------------------------------------------
Jean Louis Van de       Belgium        Brouwerijplein 1, 3000 Leuven,       Vice President - Tax of
Perre                                  Belgium                              Anheuser-Busch InBev
---------------------------------------------------------------------------------------------------------
Anheuser-Busch InBev    Belgium        Brouwerijplein 1, 3000 Leuven,
SA/NV, represented by                  Belgium
Benoit Loore
---------------------------------------------------------------------------------------------------------
Gert Magis              Belgium        5, Parc d'Activite Syrdall, 5365     Controller of
                                       Munsbach, Luxembourg                 Anheuser-Busch InBev
---------------------------------------------------------------------------------------------------------
Ricardo Rittes          Brazilian      Brouwerijplein 1, 3000 Leuven,       Vice-President - Treasury
                                       Belgium                              of Anheuser-Busch InBev
---------------------------------------------------------------------------------------------------------

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2008

                                       ANHEUSER-BUSCH INBEV SA/NV


                                       by     /s/ Felipe Dutra
                                          --------------------------------------
                                       Name:  Felipe Dutra
                                       Title: Chief Financial Officer


                                       by     /s/ Jo Van Biesbroeck
                                          --------------------------------------
                                       Name:  Jo Van Biesbroeck
                                       Title: Chief Sales Officer

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2008

                                       STICHTING INBEV


                                       by     /s/ A. du Pret
                                          --------------------------------------
                                       Name:  A. du Pret
                                       Title: Class A Director


                                       by     /s/ Roberto Thompson
                                          --------------------------------------
                                       Name:  Roberto Thompson
                                       Title: Class B Director

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2008

                                       EUGENIE PATRI SEBASTIEN S.A.


                                       by /s/ A. du Pret
                                          --------------------------------------
                                       Name:  A. du Pret
                                       Title: Director


                                       by /s/ S. Descheemaeker
                                          --------------------------------------
                                       Name:  S. Descheemaeker
                                       Title: Director


                                       by /s/ A. Van Damm
                                          --------------------------------------
                                       Name:  A. Van Damm
                                       Title: Director

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2008

                                       AMBREW S.A.


                                       by     /s/ Jean Louis Van de Perre
                                          --------------------------------------
                                       Name:  Jean Louis Van de Perre
                                       Title: Director


                                       by     /s/ Benoit Loore
                                          --------------------------------------
                                       Name:  Benoit Loore
                                       Title: on behalf of AB InBev, director

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2008

                                       INTERBREW INTERNATIONAL B.V.


                                       by     /s/ I. Oosterveld
                                          --------------------------------------
                                       Name:  I. Oosterveld
                                       Title: Director


                                       by     /s/ J. Heerkens
                                          --------------------------------------
                                       Name:  J. Heerkens
                                       Title: Director

                                  EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

2.1 Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.2 Incorporacao Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.3 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.4 Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.5 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.6 Shareholders Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann,
               Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco S.A. and ECAP).

2.7 First Amendment to the AmBev Shareholders Agreement (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

Exhibit No.    Description
-----------    -----------

2.8            Form of Amended InBev By-laws (English translation).
               (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.9 Form of Amended Stichting By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.10 Form of Amended Stichting Conditions of Administration (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.11 Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 2, 2004).

2.12           Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
               Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.13 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.14 Shareholders Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004).

Exhibit No.    Description
-----------    -----------

2.15 Press Release, dated September 2, 2004 (Incorporated by reference to the Amendment No. 4 to the Schedule 13D relating to AmBev filed by the Reporting Persons on September 10, 2004).

2.16 Press Release, dated October 12, 2004 (Incorporated by reference to the Amendment No. 5 to the Schedule 13D relating to AmBev filed by the Reporting Persons on October 13, 2004).

2.17           Edital (Invitation to Bid), dated February 14, 2005.
               (Incorporated by reference to the Amendment No. 6 to the Schedule 13D relating to AmBev filed by the Reporting Persons on February 15, 2005)

2.18 Letter of Transmittal and cover letter, dated February 28, 2005 (Incorporated by reference to the Amendment No. 7 to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 1, 2005).

2.19 Press Release, dated March 23, 2005 (Incorporated by reference to Amendment No. 8 to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 28, 2005).

2.20 Press Release, dated March 31, 2005 (Incorporated by reference to Amendment No. 9 to the Schedule 13D relating to AmBev filed by the Reporting Person on April 5, 2005).

2.21 Instrument of Accession, dated July 28, 2005, to the AmBev Shareholders Agreement (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to AmBev filed by the Reporting Persons on April 26, 2006).

2.22 List of Common Shares acquired by the Fundacao from June 17, 2004 through March 24, 2006 (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to AmBev filed by the Reporting Persons on April 26, 2006).

2.23 Individual Investment Program of the Fundacao (Incorporated by reference to Amendment No. 11 to the Schedule 13D related to AmBev filed by the Reporting Persons on April 26, 2006).

Exhibit No.    Description
-----------    -----------

2.24 Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement.

2.25 First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement.

2.26 List of Common Shares acquired by the Fundacao from December 9, 2008 through December 19, 2008.

2.27 List of Common Shares acquired by IIBV from March 25, 2006 through December 19, 2008.

2.28 List of Common Shares acquired by Ambrew from March 25, 2006 through December 19, 2008.

2.29           Second Individual Investment Program of the Fundacao.